EXHIBIT 99.1

mCloud Partners with Mercedes-AMG PETRONAS Formula One® Team to Accelerate Path to Net Zero

The industry leader in energy-intensive asset performance management joins forces with leading Formula One team for 2023 to showcase and apply new clean technologies addressing carbon emissions and energy waste on the path to Net Zero

SAN FRANCISCO, Feb. 27, 2023 /CNW/ - mCloud Technologies Corp. (Nasdaq: MCLD) (TSXV: MCLD), ("mCloud" or the "Company") a provider of cloud technology solutions optimizing the performance, reliability, and sustainability of energy-intensive assets today announced it has become an Official Team Partner of the Mercedes-AMG PETRONAS Formula One Team (or the "Team").

mCloud Partners with Mercedes-AMG PETRONAS Formula One® Team to Accelerate Path to Net Zero (CNW Group/mCloud Technologies Corp.)

The partnership builds on the existing implementation of mCloud's AssetCare® solution at the home of the Mercedes-AMG PETRONAS F1 Team in Brackley, UK. The expanded second phase of this implementation was recently announced on February 22, 2023. This partnership celebrates mCloud's and the Team's collaboration in other areas relating to sustainability. mCloud joins a select group of partners that form the Team's Sustainability Working Group, which aims to guide and advise on the Team's strategic ambition to become the world's most sustainable professional sports organization.

mCloud will also partner with the Team to showcase how new cloud technologies, including mCloud's AssetCare portfolio of solutions, are at the cutting edge of addressing climate challenges including fugitive emissions and wasted energy consumption throughout 2023.

"mCloud and the Mercedes-AMG PETRONAS Formula One Team are fueled by the same constant drive for high performance," said Russ McMeekin, mCloud President and CEO. "We are proud to join their Sustainability Working Group and to have a global platform to champion the adoption of new cloud technologies capable of tackling some of the deepest sustainability challenges we face on the planet today."

"Our commitment to sustainability, including reaching net zero and our strategic ambition of becoming the world's most sustainable sports team, is all encompassing," said Toto Wolff, Team Principal and CEO of the Mercedes-AMG PETRONAS F1 Team. "We have been impressed with the energy efficiencies already created utilizing mCloud's AssetCare solution at our campus in Brackley. An official partnership was the natural next step for both organizations. Through our partnership, we are excited to utilize their expertise as we take the next steps in sustainability and support the development of mCloud's portfolio of solutions."

"We are pleased to welcome mCloud as an Official Partner of the Team and excited to have them join our Sustainability Working Group," said Richard Sanders, Chief Commercial Officer of the Mercedes-AMG PETRONAS F1 Team. "Their industry leading expertise is a valuable addition to our working group and will complement the wealth of knowledge that already exists within our partner ecosystem. We look forward to collaborating closely with the mCloud team moving forward."

To learn more about mCloud in partnership with the Mercedes-AMG PETRONAS Formula One team, please visit assetcare.mcloudcorp.com/mercedes/.

About mCloud Technologies Corp.

mCloud is unlocking the untapped potential of energy-intensive assets with cloud-based solutions that curb energy waste, maximize energy production, eliminate harmful emissions, and get the most out of critical energy infrastructure. Through mCloud's portfolio of AssetCare® solutions, mCloud enables asset owners and operators in energy- and asset-intensive industries such as oil and gas, wind, and commercial facilities to use cloud-based digital twins, AI, and analytics to optimize asset performance, reliability, and sustainability. mCloud has a worldwide presence with offices in North America, Europe, the Middle East, and Asia-Pacific.  mCloud's common shares trade in the United States on Nasdaq and in Canada on the TSX Venture Exchange under the symbol MCLD. Visit mcloudcorp.com to learn more.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

View original content to download multimedia:https://www.prnewswire.com/news-releases/mcloud-partners-with-mercedes-amg-petronas-formula-one-team-to-accelerate-path-to-net-zero-301756688.html

SOURCE mCloud Technologies Corp.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/February2023/27/c2952.html

%CIK: 0001756499

For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com; Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420-1781

CO: mCloud Technologies Corp.

CNW 12:00e 27-FEB-23